PROTECTIVE LIFE CORPORATION
Quarterly Financial Highlights
(Dollars in Thousands)
(Unaudited)

	2002 3RD QTR	2002 4TH QTR	2003 1ST QTR	2003 2ND QTR	2003 3RD QTR	2003 4TH QTR	2004 1ST QTR	2004 2ND QTR	6 MOS 2003	6 MOS 2004
Pretax Operating Income *										
Life Marketing	$40,458	$36,725	$30,635	$46,116	$39,501	$42,905	$41,601	$43,597	$76,751	$85,198
Acquisitions	25,118	26,441	22,772	24,281	24,831	23,266	21,203	23,461	47,053	44,664
Annuities	2,683	3,034	3,715	2,991	2,633	4,034	2,813	4,975	6,706	7,788
Stable Value Contracts	11,423	11,334	9,138	10,098	9,523	10,152	11,699	13,926	19,236	25,625
Asset Protection	(1,416)	(24,445)	1,242	9,761	5,112	4,078	4,603	4,371	11,003	8,974
Corporate & Other	(1,390)	(3,958)	960	(22,561)	(7,849)	(2,502)	4,305	3,128	(21,601)	7,433
Total Pretax Operating Income	$76,876	$49,131	$68,462	$70,686	$73,751	$81,933	$86,224	$93,458	$139,148	$179,682
Balance Sheet Data										
Total GAAP Assets	$21,369,140	$21,933,111	$22,748,452	$23,287,560	$23,295,984	$24,573,991	$25,417,656	$25,140,587		
Share Owners' Equity	$1,723,168	$1,720,702	$1,810,480	$2,026,445	$1,965,756	$2,002,144	$2,202,165	$1,890,542		
Share Owners' Equity (excluding accumulated other comprehensive income)	$1,462,608	$1,484,788	$1,513,566	$1,564,910	$1,606,569	$1,669,559	$1,716,619	$1,769,536		
Stock Data										
Closing Price	$28.55	$30.77	$27.52	$28.55	$26.75	$29.85	$37.45	$38.67	$28.55	$38.67
Average Shares Outstanding										
Basic	69,948,982	69,959,056	69,956,505	70,004,109	70,091,080	70,079,471	70,142,108	70,284,893	69,980,439	70,213,500
Diluted	70,491,409	70,488,160	70,483,448	70,561,795	70,722,885	70,806,034	70,887,591	71,030,983	70,522,838	70,959,287

* "Pretax Operating Income" is a non-GAAP financial measure. "Income Before Income Tax" is a GAAP financial measure to which "Pretax Operating Income" may be compared.
See Page 5 for a reconciliation of "Pretax Operating Income" to "Income Before Income Tax".

PROTECTIVE LIFE CORPORATION
GAAP Consolidated Statements Of Income
(Dollars in thousands)
(Unaudited)

	2002 3RD QTR	2002 4TH QTR	2003 1ST QTR	2003 2ND QTR	2003 3RD QTR	2003 4TH QTR	2004 1ST QTR	2004 2ND QTR	6 MOS 2003	6 MOS 2004
REVENUES										
Gross Premiums and Policy Fees	$ 392,131	$ 415,172	$ 387,094	$ 397,652	$ 424,590	$ 460,976	$ 443,796	$ 456,088	$ 784,746	$ 899,884
Reinsurance Ceded	(121,744)	(252,657)	(189,417)	(205,268)	(237,996)	(301,754)	(249,339)	(285,369)	(394,685)	(534,708)
Net Premiums and Policy Fees	270,387	162,515	197,677	192,384	186,594	159,222	194,457	170,719	390,061	365,176
Net investment income	260,967	268,731	257,701	262,744	248,915	261,392	264,608	265,899	520,445	530,507
RIGL - Derivatives	4,253	2,194	(4,880)	4,334	(9,048)	22,144	5,083	8,740	(546)	13,823
RIGL - All Other Investments	2,106	(985)	(1,178)	29,524	27,042	2,676	16,627	(923)	28,346	15,704
Other income	23,927	21,432	25,309	39,981	26,128	28,864	37,419	37,563	65,290	74,982
Total Revenues	561,640	453,887	474,629	528,967	479,631	474,298	518,194	481,998	1,003,596	1,000,192
BENEFITS & EXPENSES										
Benefits and settlement expenses	305,952	293,601	297,273	304,933	281,693	267,675	287,316	282,469	602,206	569,785
Amortization of deferred policy acquisition costs	112,021	53,495	55,759	64,803	56,241	48,304	59,794	45,053	120,562	104,847
Amortization of goodwill	0	0	0	0	0	0	0	0	-	-
Other operating expenses	56,191	52,355	55,297	58,697	51,872	45,946	59,726	46,769	113,994	106,495
Interest on indebtedness	9,840	10,796	10,261	11,242	11,033	11,084	11,959	12,337	21,503	24,296
Total Benefits and Expenses	484,004	410,247	418,590	439,675	400,839	373,009	418,795	386,628	858,265	805,423
INCOME BEFORE INCOME TAX	77,636	43,640	56,039	89,292	78,792	101,289	99,399	95,370	145,331	194,769
Income tax expense	26,661	13,296	18,334	29,916	26,383	33,729	34,094	34,075	48,250	68,169
Change in Acct Principle	0	0	0	0	0	0	(10,128)	0	-	(10,128)
NET INCOME	$ 50,975	$ 30,344	$ 37,705	$ 59,376	$ 52,409	$ 67,560	$ 55,177	$ 61,295	$ 97,081	$ 116,472
PER SHARE DATA FOR QUARTER										
Operating income-diluted *	$ 0.72	$ 0.48	$ 0.65	$ 0.67	$ 0.70	$ 0.77	$ 0.80	$ 0.84		
RIGL - Derivatives net of gains related to corp debt and investments	0.00	(0.04)	(0.10)	(0.01)	(0.13)	0.16	0.00	0.03		
RIGL - All Other Investments	0.01	(0.01)	(0.02)	0.19	0.17	0.02	0.12	(0.01)		
Change in Accounting Principle	0.00	0.00	0.00	0.00	0.00	0.00	(0.14)	0.00		
Net income-diluted	$ 0.73	$ 0.43	$ 0.53	$ 0.85	$ 0.74	$ 0.95	$ 0.78	$ 0.86		
Average shares outstanding-diluted	70,491,409	70,488,160	70,483,448	70,561,795	70,722,885	70,806,034	70,887,591	71,030,983		
Dividends paid	$ 0.150	$ 0.150	$ 0.150	$ 0.160	$ 0.160	$ 0.160	$ 0.160	$ 0.175		
PER SHARE DATA FOR YTD										
Operating income-diluted *	$ 2.00	$ 2.48	$ 0.65	$ 1.32	$ 2.02	$ 2.79	$ 0.80	$ 1.64	$ 1.32	$ 1.64
RIGL - Derivatives net of gains related to corp debt and investments	0.09	0.05	(0.10)	(0.11)	(0.24)	(0.08)	0.00	0.03	(0.11)	0.03
RIGL - All Other Investments	0.00	(0.01)	(0.02)	0.17	0.34	0.36	0.12	0.11	0.17	0.11
Change in Accounting Principle	0.00	0.00	0.00	0.00	0.00	0.00	(0.14)	(0.14)	-	(0.14)
Net income-diluted	$ 2.09	$ 2.52	$ 0.53	$ 1.38	$ 2.12	$ 3.07	$ 0.78	$ 1.64	$ 1.38	$ 1.64
Average shares outstanding-diluted	70,454,250	70,462,797	70,483,448	70,522,838	70,590,253	70,644,642	70,887,591	70,959,287	70,522,838	70,959,287
Dividends paid	$ 0.440	$ 0.590	$ 0.150	$ 0.310	$ 0.470	$ 0.630	$ 0.160	$ 0.335	$ 0.310	$ 0.335

* "Operating Income" is a non-GAAP financial measure. "Net Income" is a GAAP financial measure to which "Operating Income" may be compared.

PROTECTIVE LIFE CORPORATION
GAAP Consolidated Balance Sheets
(Dollars in thousands)
(Unaudited)

	2002 3RD QTR	2002 4TH QTR	2003 1ST QTR	2003 2ND QTR	2003 3RD QTR	2003 4TH QTR	2004 1ST QTR	2004 2ND QTR
ASSETS								
Fixed maturities	$ 11,451,339	$ 11,664,065	$ 12,146,120	$ 12,504,655	$ 12,452,180	$ 13,355,911	$ 13,875,517	$ 13,295,606
Equity securities	70,326	64,523	55,416	56,248	52,460	46,731	58,362	57,802
Mortgage loans	2,591,417	2,518,152	2,483,630	2,543,013	2,678,360	2,733,722	2,746,706	2,836,683
Investment real estate	20,536	20,711	19,485	16,930	16,781	18,126	108,098	107,163
Policy loans	546,302	543,161	536,085	532,981	523,869	502,748	492,782	486,661
Other long-term investments	176,443	222,490	227,554	258,897	246,177	249,494	231,161	197,246
Long-term investments	14,856,363	15,033,102	15,468,290	15,912,724	15,969,827	16,906,732	17,512,626	16,981,161
Short-term investments	455,494	448,399	912,999	804,923	582,830	519,419	516,988	694,002
Total investments	15,311,857	15,481,501	16,381,289	16,717,647	16,552,657	17,426,151	18,029,614	17,675,163
Cash	78,353	101,953	55,830	91,093	105,019	136,698	114,972	105,518
Accrued investment income	190,908	181,966	196,107	185,300	194,115	189,232	198,564	194,403
Accounts and premiums receivable	74,207	61,425	63,186	63,464	55,879	57,944	95,943	53,958
Reinsurance receivable	2,280,223	2,368,068	2,402,371	2,270,817	2,299,140	2,350,606	2,462,269	2,515,619
Deferred policy acquisition costs	1,644,367	1,707,253	1,703,410	1,727,076	1,815,071	1,861,020	1,867,195	1,932,737
Goodwill	47,312	47,312	47,312	47,312	47,312	47,312	46,619	46,619
Property and equipment, net	41,615	41,324	44,279	46,392	45,663	45,640	45,143	46,821
Other assets	183,273	309,791	282,602	278,554	214,499	238,581	256,894	254,920
Assets Related to Separate Accounts								
Variable Annuity	1,412,028	1,513,824	1,452,098	1,718,478	1,813,738	2,045,038	2,113,413	2,121,517
Variable Universal Life	100,781	114,364	115,591	137,027	148,511	171,408	182,665	188,963
Other	4,216	4,330	4,377	4,400	4,380	4,361	4,365	4,349
TOTAL ASSETS	$ 21,369,140	$ 21,933,111	$ 22,748,452	$ 23,287,560	$ 23,295,984	$ 24,573,991	$ 25,417,656	$ 25,140,587

PROTECTIVE LIFE CORPORATION
GAAP Consolidated Balance Sheets
(Dollars in thousands)
(Unaudited)

LIABILITIES AND SHARE-OWNERS' EQUITY

LIABILITIES	2002 3RD QTR	2002 4TH QTR	2003 1ST QTR	2003 2ND QTR	2003 3RD QTR	2003 4TH QTR	2004 1ST QTR	2004 2ND QTR
Policy liabilities and accruals								
Future policy benefits and claims	$ 8,032,378	$ 8,248,182	$ 8,416,509	$ 8,626,989	$ 8,752,643	$ 8,948,131	$ 9,258,485	$ 9,452,459
Unearned premiums	790,360	875,956	848,457	782,440	786,396	784,566	701,914	697,031
Stable value product deposits	3,860,241	4,018,552	4,106,685	4,214,470	4,135,212	4,676,531	4,923,231	4,921,166
Annuity deposits	3,680,025	3,697,495	3,714,368	3,636,423	3,538,368	3,480,577	3,412,553	3,419,225
Other policyholders' funds	134,771	174,140	172,849	164,840	160,946	158,875	159,458	157,612
Securities sold under repurchase agreements	42,000	0	0	0	111,725	0	8,660	0
Other liabilities	648,697	697,578	1,175,568	969,069	901,997	859,034	799,288	884,200
Accrued income taxes	23,219	3,186	24,911	(19,843)	(43,154)	(34,261)	42,262	(12,074)
Deferred income taxes	250,023	242,593	264,342	374,306	362,991	377,990	415,849	213,967
Debt	376,137	406,110	426,103	436,394	440,344	461,329	376,457	385,449
Liabilities related to variable interest entities	0	0	0	0	0	400,000	477,128	476,591
Subordinated debt securities	290,000	215,000	215,000	215,000	215,000	221,650	324,743	324,743
Minority interest - subsidiaries	1,096	1,099	1,114	1,122	1,131	16,618	15,020	14,847
Liabilities related to separate accounts								
Variable annuity	1,412,028	1,513,824	1,452,098	1,718,478	1,813,738	2,045,038	2,113,413	2,121,517
Variable universal life	100,781	114,364	115,591	137,027	148,511	171,408	182,665	188,963
Other	4,216	4,330	4,377	4,400	4,380	4,361	4,365	4,349
TOTAL LIABILITIES	$ 19,645,972	$ 20,212,409	$ 20,937,972	$ 21,261,115	$ 21,330,228	$ 22,571,847	$ 23,215,491	$ 23,250,045
SHARE-OWNERS' EQUITY								
Preferred stock	0	0	0	0	0	0	0	0
Common stock	36,626	36,626	36,626	36,626	36,626	36,626	36,626	36,626
Additional paid-in capital	406,000	408,397	409,007	412,282	412,368	418,351	419,147	423,257
Treasury stock	(16,402)	(16,402)	(15,631)	(15,578)	(15,558)	(15,275)	(13,931)	(13,783)
Stock held in trust	(2,157)	(2,417)	(2,812)	(3,149)	(2,979)	(2,788)	(2,365)	(2,855)
Unallocated ESOP shares	(2,777)	(2,777)	(2,367)	(2,367)	(2,367)	(2,367)	(1,989)	(1,989)
Retained earnings	1,041,318	1,061,361	1,088,743	1,137,096	1,178,479	1,235,012	1,279,131	1,328,280
Accumulated other comprehensive income	260,560	235,914	296,914	461,535	359,187	332,585	485,546	121,006
Total Share-owners' Equity	1,723,168	1,720,702	1,810,480	2,026,445	1,965,756	2,002,144	2,202,165	1,890,542
TOTAL LIABILITIES AND EQUITY	$ 21,369,140	$ 21,933,111	$ 22,748,452	$ 23,287,560	$ 23,295,984	$ 24,573,991	$ 25,417,656	$ 25,140,587
SHARE-OWNERS' EQUITY PER SHARE								
Total Share-owners' Equity	$ 25.09	$ 25.06	$ 26.28	$ 29.41	$ 28.53	$ 29.02	$ 31.75	$ 27.24
Excluding accumulated other comprehensive income	$ 21.30	$ 21.62	$ 21.97	$ 22.71	$ 23.31	$ 24.20	$ 24.75	$ 25.49
Share-owners' Equity (excluding accumulated other comprehensive income)	$ 1,462,608	$ 1,484,788	$ 1,513,566	$ 1,564,910	$ 1,606,569	$ 1,669,559	$ 1,716,619	$ 1,769,536
Common shares outstanding	68,675,894	68,675,894	68,891,149	68,907,294	68,912,705	68,991,701	69,366,395	69,407,945
Treasury Stock Shares	4,576,066	4,576,066	4,360,811	4,344,666	4,339,255	4,260,259	3,885,565	3,844,015

PROTECTIVE LIFE CORPORATION
Calculation of Operating Earnings Per Share
(Dollars in thousands)
(Unaudited)

	2002 3RD QTR	2002 4TH QTR	2003 1ST QTR	2003 2ND QTR	2003 3RD QTR	2003 4TH QTR	2004 1ST QTR	2004 2ND QTR	6 MOS 2003	6 MOS 2004
CALCULATION OF NET INCOME PER SHARE										
Net income	$ 50,975	$ 30,344	$ 37,705	$ 59,376	$ 52,409	$ 67,560	$ 55,177	$ 61,295	$ 97,081	$ 116,472
Average shares outstanding-basic	69,948,982	69,959,056	69,956,505	70,004,109	70,091,080	70,079,471	70,142,108	70,284,893	69,980,439	70,213,500
Average shares outstanding-diluted	70,491,409	70,488,160	70,483,448	70,561,795	70,722,885	70,806,034	70,887,591	71,030,983	70,522,838	70,959,287
Net income per share-basic	$ 0.73	$ 0.44	$ 0.54	$ 0.85	$ 0.75	$ 0.96	$ 0.79	$ 0.87	$ 1.39	$ 1.66
Net income per share-diluted	$ 0.73	$ 0.43	$ 0.53	$ 0.85	$ 0.74	$ 0.95	$ 0.78	$ 0.86	$ 1.38	$ 1.64
Income from continuing operations	$ 50,975	$ 30,344	$ 37,705	$ 59,376	$ 52,409	$ 67,560	$ 65,305	$ 61,295	$ 97,081	$ 126,600
EPS (basic)	$ 0.73	$ 0.44	$ 0.54	$ 0.85	$ 0.75	$ 0.96	$ 0.93	$ 0.87	$ 1.39	$ 1.80
EPS (diluted)	$ 0.73	$ 0.43	$ 0.53	$ 0.85	$ 0.74	$ 0.95	$ 0.92	$ 0.86	1.38	1.78
CALCULATION OF REALIZED INVESTMENT GAINS (LOSSES) PER SHARE										
RIGL - Derivatives	$ 4,253	$ 2,194	$ (4,880)	$ 4,334	$ (9,048)	$ 22,144	$ 5,083	$ 8,740	$ (546)	$ 13,823
Derivative Gains related to Corporate Debt and Investments	(5,234)	(6,403)	(5,634)	(5,885)	(4,786)	(4,782)	(4,875)	(5,354)	(11,519)	(10,229)
RIGL - All Other Investments	2,106	(985)	(1,178)	29,524	27,042	2,676	16,627	(923)	28,346	15,704
Related amortization of DAC	(365)	(297)	(731)	(9,367)	(8,167)	(682)	(3,660)	(551)	(10,098)	(4,211)
	760	(5,491)	(12,423)	18,606	5,041	19,356	13,175	1,912	6,183	15,087
Tax effect	(266)	1,922	4,348	(6,512)	(1,764)	(6,775)	(4,611)	(669)	(2,164)	(5,280)
	$ 494	$ (3,569)	$ (8,075)	$ 12,094	$ 3,277	$ 12,581	$ 8,564	$ 1,243	$ 4,019	$ 9,807
RIGL - Derivatives per share-diluted	$ -	$ (0.04)	$ (0.10)	$ (0.01)	$ (0.13)	$ 0.16	$ -	$ 0.03	$ (0.11)	$ 0.03
RIGL - All Other Investments per share-diluted	$ 0.01	$ (0.01)	$ (0.02)	$ 0.19	$ 0.17	$ 0.02	$ 0.12	$ (0.01)	$ 0.17	$ 0.11
OPERATING INCOME PER SHARE										
Net income per share-diluted	$ 0.73	$ 0.43	$ 0.53	$ 0.85	$ 0.74	$ 0.95	$ 0.78	$ 0.86	$ 1.38	$ 1.64
RIGL - Derivatives per share-diluted	-	(0.04)	(0.10)	(0.01)	(0.13)	0.16	-	0.03	(0.11)	0.03
RIGL - All Other Investments per share-diluted	0.01	(0.01)	(0.02)	0.19	0.17	0.02	0.12	(0.01)	0.17	0.11
Change in accounting principle	-	-	-	-	-	-	(0.14)	-	-	(0.14)
Operating income per share-diluted	$ 0.72	$ 0.48	$ 0.65	$ 0.67	$ 0.70	$ 0.77	$ 0.80	$ 0.84	$ 1.32	$ 1.64
NET OPERATING INCOME *										
Net income	$ 50,975	$ 30,344	$ 37,705	$ 59,376	$ 52,409	$ 67,560	$ 55,177	$ 61,295	$ 97,081	$ 116,472
RIGL - Derivatives net of tax & gains related to corp debt & investments	(638)	(2,736)	(6,834)	(1,008)	(8,992)	11,285	135	2,201	(7,842)	2,336
RIGL - All Other Investments net of tax and amortization	1,132	(833)	(1,241)	13,102	12,269	1,296	8,429	(959)	11,861	7,470
Change in accounting principle	-	-	-	-	-	-	(10,128)	-	-	(10,128)
Net operating income	$ 50,481	$ 33,913	$ 45,780	$ 47,282	$ 49,132	$ 54,979	$ 56,741	$ 60,053	$ 93,062	$ 116,794
PRETAX OPERATING INCOME **										
Income before income tax	$ 77,636	$ 43,640	$ 56,039	$ 89,292	$ 78,792	$ 101,289	$ 99,399	$ 95,370	$ 145,331	$ 194,769
RIGL - Derivatives	4,253	2,194	(4,880)	4,334	(9,048)	22,144	5,083	8,740	(546)	13,823
Derivative Gains related to Corporate Debt and Investments	(5,234)	(6,403)	(5,634)	(5,885)	(4,786)	(4,782)	(4,875)	(5,354)	(11,519)	(10,229)
RIGL - All Other Investments	2,106	(985)	(1,178)	29,524	27,042	2,676	16,627	(923)	28,346	15,704
Related amortization of DAC	(365)	(297)	(731)	(9,367)	(8,167)	(682)	(3,660)	(551)	(10,098)	(4,211)
Pretax operating income	$ 76,876	$ 49,131	$ 68,462	$ 70,686	$ 73,751	$ 81,933	$ 86,224	$ 93,458	$ 139,148	$ 179,682

* "Net Operating Income" is a non-GAAP financial measure. "Net Income" is a GAAP financial measure to which "Net Operating Income" may be compared.

** "Pretax Operating Income" is a non-GAAP financial measure. "Income Before Income Tax" is a GAAP financial measure to which "Pretax Operating Income" may be compared.

PROTECTIVE LIFE CORPORATION
Invested Asset Summary
(Dollars in millions)
(Unaudited)

	3rd QTR 2002	4th QTR 2002	1ST QTR 2003	2ND QTR 2003	3RD QTR 2003	4TH QTR 2003	1ST QTR 2004	2ND QTR 2004
Total Portfolio								
Fixed Income	$11,451.3	$11,664.1	$12,146.1	$12,504.7	$12,452.2	$13,355.9	$13,875.5	$13,295.6
Mortgage Loans	2,591.4	2,518.1	2,483.6	2,543.0	2,678.4	2,733.7	2,746.7	2,836.7
Real Estate	20.5	20.7	19.5	16.9	16.8	18.1	108.1	107.2
Equities	70.3	64.5	55.4	56.2	52.4	46.7	58.4	57.8
Policy Loans	546.3	543.2	536.1	533.0	523.9	502.8	492.8	486.7
Short Term Investments	455.5	448.4	913.0	804.9	582.8	519.4	517.0	694.0
Other Long Term Investments	176.5	222.5	227.6	258.9	246.2	249.5	231.1	197.2
Total Invested Assets	$15,311.8	$15,481.5	$16,381.3	$16,717.6	$16,552.7	$17,426.1	$18,029.6	$17,675.2
Fixed Income								
Corporate Bonds	$5,805.1	$5,911.6	$6,082.8	$6,620.5	$6,516.6	$6,882.0	$6,951.2	$7,051.5
Mortgage Backed Securities	4,319.0	4,339.0	4,546.8	4,248.9	4,307.2	4,782.6	5,130.8	4,451.7
US Govt Bonds	122.9	96.4	92.6	95.2	90.8	90.2	87.8	77.4
Public Utilities	1,110.1	1,173.4	1,282.3	1,420.3	1,414.2	1,526.9	1,663.8	1,673.8
States, Municipals and Political Subdivisions	19.8	29.4	25.8	23.6	27.3	27.1	27.5	26.9
Preferred Securities	0.4	1.8	1.8	2.1	0.7	3.2	3.3	3.4
Convertibles and Bonds with Warrants	74.0	112.5	114.0	94.1	95.4	43.9	11.1	10.9
Total Fixed Income Portfolio	$11,451.3	$11,664.1	$12,146.1	$12,504.7	$12,452.2	$13,355.9	$13,875.5	$13,295.6
Fixed Income - Quality								
AAA	38.1%	37.7%	37.7%	34.3%	34.9%	36.9%	37.8%	34.2%
AA	5.3%	5.1%	4.9%	5.1%	5.7%	5.9%	5.9%	6.4%
A	23.0%	22.0%	21.8%	22.2%	22.8%	22.9%	21.8%	23.5%
BBB	28.3%	27.7%	27.5%	28.9%	28.3%	26.8%	27.4%	28.6%
BB or Less	5.2%	7.4%	8.0%	9.5%	8.3%	7.5%	7.1%	7.3%
Redeemable Preferred Stock	0.1%	0.1%	0.1%	0.0%	0.0%	0.0%	0.0%	0.0%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Mortgage Loans - Type								
Retail	76.4%	76.2%	75.7%	76.0%	74.2%	74.7%	73.0%	73.2%
Apartments	8.7%	7.5%	7.2%	7.2%	8.0%	7.9%	9.4%	9.2%
Office Buildings	6.7%	7.4%	7.8%	7.2%	8.4%	8.0%	8.3%	8.7%
Warehouses	6.9%	7.4%	7.5%	7.9%	7.9%	8.0%	7.8%	7.4%
Miscellaneous	1.3%	1.5%	1.8%	1.7%	1.5%	1.4%	1.5%	1.5%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Problem Mortgage Loans								
60 Days Past Due	$1.6	$1.8	$2.6	$2.6	$0.0	$0.0	$7.5	$0.0
90 Days Past Due	9.6	1.8	1.1	5.3	7.3	1.3	1.3	3.2
Renegotiated Loans	5.9	5.7	5.7	5.7	5.7	5.7	6.9	5.7
Foreclosed Real Estate	1.5	6.9	0	0	0	4.8	0.0	0.0
	$18.6	$16.2	$9.4	$13.6	$13.0	$11.8	$15.7	$8.9

PROTECTIVE LIFE CORPORATION
Life Marketing and Acquisitions - Quarterly Earnings Trends
(Dollars in thousands)
(Unaudited)

	2002 3RD QTR	2002 4TH QTR	2003 1ST QTR	2003 2ND QTR	2003 3RD QTR	2003 4TH QTR	2004 1ST QTR	2004 2ND QTR		6 MOS 2003	6 MOS 2004
INDIVIDUAL LIFE											
REVENUES											
Gross Premiums and Policy Fees	$ 116,775	$ 126,273	$ 128,268	$ 137,150	$ 147,848	$ 156,051	$ 155,620	$ 165,924		$ 265,418	$ 321,544
Reinsurance Ceded	(12,655)	(107,043)	(80,223)	(90,880)	(111,140)	(135,537)	(106,125)	(136,547)		(171,103)	(242,672)
Net Premiums and Policy Fees	104,120	19,230	48,045	46,270	36,708	20,514	49,495	29,377		94,315	78,872
Net investment income	21,452	21,907	22,389	22,674	24,195	23,256	21,903	22,389		45,063	44,292
Realized investment gains (losses)	-	-	-	-	-	-	-	-		-	-
Other income	13,409	13,277	13,972	16,972	13,613	15,239	21,243	22,348		30,944	43,591
Total Revenues	138,981	54,414	84,406	85,916	74,516	59,009	92,641	74,114		170,322	166,755
BENEFITS & EXPENSES											
Benefits and settlement expenses	28,810	21,908	40,558	30,159	34,982	23,111	38,485	31,494		70,717	69,979
Amortization of deferred policy acquisition costs	72,551	7,749	15,237	11,609	5,643	4,254	12,206	4,588		26,846	16,794
Amortization of goodwill	-	-	-	-	-	-	-	-		-	-
Other operating expenses	8,376	5,291	11,739	12,218	12,704	8,736	20,442	15,000		23,957	35,442
Total Benefits and Expenses	109,737	34,948	67,534	53,986	53,329	36,101	71,133	51,082		121,520	122,215
INCOME BEFORE INCOME TAX	$ 29,244	$ 19,466	$ 16,872	$ 31,930	$ 21,187	$ 22,908	$ 21,508	$ 23,032		$ 48,802	$ 44,540
WEST COAST											
REVENUES											
Gross Premiums and Policy Fees	$ 48,127	$ 72,944	$ 58,279	$ 64,663	$ 71,562	$ 92,610	$ 80,366	$ 85,007		$ 122,942	$ 165,373
Reinsurance Ceded	(39,304)	(71,083)	(43,815)	(51,021)	(56,566)	(88,596)	(62,661)	(68,525)		(94,836)	(131,186)
Net Premiums and Policy Fees	8,823	1,861	14,464	13,642	14,996	4,014	17,705	16,482		28,106	34,187
Net investment income	31,103	32,767	34,149	34,841	34,504	35,230	36,037	36,540		68,990	72,577
Realized investment gains (losses)	-	-	-	-	-	-	-	-		-	-
Other income	101	335	-	9	(43)	199	(100)	-		9	(100)
Total Revenues	40,027	34,963	48,613	48,492	49,457	39,443	53,642	53,022		97,105	106,664
BENEFITS & EXPENSES											
Benefits and settlement expenses	28,554	25,061	34,664	31,717	33,559	25,035	33,541	35,198		66,381	68,739
Amortization of deferred policy acquisition costs	3,670	5,569	5,647	7,424	7,145	9,119	8,875	6,338		13,071	15,213
Amortization of goodwill	-	-	-	-	-	-	-	-		-	-
Other operating expenses	(3,411)	(12,926)	(5,461)	(4,835)	(9,561)	(14,708)	(8,867)	(9,079)		(10,296)	(17,946)
Total Benefits and Expenses	28,813	17,704	34,850	34,306	31,143	19,446	33,549	32,457		69,156	66,006
INCOME BEFORE INCOME TAX	$ 11,214	$ 17,259	$ 13,763	$ 14,186	$ 18,314	$ 19,997	$ 20,093	$ 20,565		$ 27,949	$ 40,658
ACQUISITIONS											
REVENUES											
Gross Premiums and Policy Fees	$ 79,341	$ 77,218	$ 73,063	$ 71,326	$ 71,903	$ 73,614	$ 69,469	$ 69,659		$ 144,389	$ 139,128
Reinsurance Ceded	(12,468)	(27,973)	(18,626)	(18,531)	(17,573)	(21,264)	(17,101)	(17,840)		(37,157)	(34,941)
Net Premiums and Policy Fees	66,873	49,245	54,437	52,795	54,330	52,350	52,368	51,819		107,232	104,187
Net investment income	67,128	67,508	62,296	62,520	61,004	60,323	58,655	58,704		124,816	117,359
Realized investment gains (losses)	-	-	-	-	-	-	-	-		-	-
Other income	168	395	905	1,542	(329)	522	717	468		2,447	1,185
Total Revenues	134,169	117,148	117,638	116,857	115,005	113,195	111,740	110,991		234,495	222,731
BENEFITS & EXPENSES											
Benefits and settlement expenses	83,335	73,802	72,619	72,951	72,500	73,698	73,020	71,340		145,570	144,360
Amortization of deferred policy acquisition costs	11,891	6,648	10,081	8,474	7,817	6,318	7,849	7,476		18,555	15,325
Amortization of goodwill	-	-	-	-	-	-	-	-		-	-
Other operating expenses	13,825	10,257	12,166	11,151	9,857	9,913	9,668	8,714		23,317	18,382
Total Benefits and Expenses	109,051	90,707	94,866	92,576	90,174	89,929	90,537	87,530		187,442	178,067
INCOME BEFORE INCOME TAX	$ 25,118	$ 26,441	$ 22,772	$ 24,281	$ 24,831	$ 23,266	$ 21,203	$ 23,461		$ 47,053	$ 44,664

PROTECTIVE LIFE CORPORATION
Life Marketing and Annuities Data
(Dollars in thousands)
(Unaudited)

	2002 3RD QTR	2002 4TH QTR	2003 1ST QTR	2003 2ND QTR	2003 3RD QTR	2003 4TH QTR	2004 1ST QTR	2004 2ND QTR		6 MOS 2003	6 MOS 2004
INDIVIDUAL LIFE											
SALES BY PRODUCT											
Term	$ 19,536	$ 19,652	$ 21,904	$ 32,718	$ 35,168	$ 30,666	$ 24,688	$ 22,413		$ 54,622	$ 47,101
U/L	7,601	8,600	8,609	9,642	10,824	11,619	10,353	10,710		18,251	21,063
VUL	1,683	1,605	876	1,105	1,245	1,332	1,125	1,474		1,981	2,599
Total	$ 28,820	$ 29,857	$ 31,389	$ 43,465	$ 47,237	$ 43,617	$ 36,166	$ 34,597		$ 74,854	$ 70,763
SALES BY DISTRIBUTION											
RSM System	$ 9,902	$ 10,006	$ 10,622	$ 12,382	$ 13,252	$ 13,951	$ 12,741	$ 12,569		$ 23,004	$ 25,310
Empire General	10,978	12,026	14,307	22,672	26,081	21,678	16,733	15,027		36,979	31,760
Stockbrokers	5,079	4,887	4,500	6,746	6,634	7,053	6,059	6,780		11,246	12,839
Direct Response	2,756	2,567	1,950	1,665	1,272	936	633	221		3,615	854
All Other	105	371	10	0	(2)	(1)	0	0		10	0
Total	$ 28,820	$ 29,857	$ 31,389	$ 43,465	$ 47,237	$ 43,617	$ 36,166	$ 34,597		$ 74,854	$ 70,763
WEST COAST											
SALES BY PRODUCT											
Term	$ 16,033	$ 19,305	$ 19,306	$ 20,276	$ 21,204	$ 24,093	$ 22,148	$ 19,794		$ 39,582	$ 41,942
U/L	8,348	14,493	7,627	11,004	9,274	11,153	7,344	8,556		18,631	15,900
Total	$ 24,381	$ 33,798	$ 26,933	$ 31,280	$ 30,478	$ 35,246	$ 29,492	$ 28,350		$ 58,213	$ 57,842
SALES BY DISTRIBUTION											
BGA	$ 21,233	$ 22,781	$ 22,420	$ 24,362	$ 26,346	$ 28,845	$ 26,014	$ 24,553		$ 46,782	$ 50,567
BOLI	3,148	11,017	4,513	6,918	4,132	6,401	3,478	3,797		11,431	7,275
Total	$ 24,381	$ 33,798	$ 26,933	$ 31,280	$ 30,478	$ 35,246	$ 29,492	$ 28,350		$ 58,213	$ 57,842
ANNUITIES											
SALES											
Variable Annuity	$ 96,902	$ 78,348	$ 102,525	$ 94,336	$ 87,459	$ 66,270	$ 61,724	$ 63,317		$ 196,861	$ 125,041
Immediate Annuity	24,499	22,934	26,839	26,092	12,709	16,379	10,966	33,576		52,931	44,542
Market Value Adjusted Annuity	83,371	50,156	49,529	21,326	3,239	7,403	5,128	74,729		70,855	79,857
Total	$ 204,772	$ 151,438	$ 178,893	$ 141,754	$ 103,407	$ 90,052	$ 77,818	$ 171,622		$ 320,647	$ 249,440
EARNINGS BEFORE INCOME TAX											
Variable Annuity	$ (1,167)	$ (318)	$ (211)	$ (123)	$ 232	$ 672	$ 625	$ 3,492		$ (334)	$ 4,117
Fixed Annuity	3,850	3,352	3,926	3,114	2,401	3,362	2,188	1,483		7,040	3,671
Total	$ 2,683	$ 3,034	$ 3,715	$ 2,991	$ 2,633	$ 4,034	$ 2,813	$ 4,975		$ 6,706	$ 7,788
DEPOSIT BALANCE											
VA Fixed Annuity	$ 311,977	$ 321,586	$ 363,741	$ 357,937	$ 334,644	$ 305,203	$ 275,462	$ 269,353		$ 357,937	$ 269,353
VA Sep Acct Annuity	1,296,572	1,397,586	1,366,633	1,611,964	1,714,999	1,940,877	2,012,396	2,026,781		1,611,964	2,026,781
Sub-total	1,608,549	1,719,172	1,730,374	1,969,901	2,049,643	2,246,080	2,287,858	2,296,134		1,969,901	2,296,134
Fixed Annuity	2,928,945	2,986,596	3,005,278	2,989,964	2,904,016	2,900,002	2,877,159	2,930,544		2,989,964	2,930,544
Total	$ 4,537,494	$ 4,705,768	$ 4,735,652	$ 4,959,865	$ 4,953,659	$ 5,146,082	$ 5,165,017	$ 5,226,678		$ 4,959,865	$ 5,226,678

PROTECTIVE LIFE CORPORATION
Annuities, Stable Value Contracts, and Asset Protection
Quarterly Earnings Trends (Dollars in thousands)
(Unaudited)

	2002 3RD QTR	2002 4TH QTR	2003 1ST QTR	2003 2ND QTR	2003 3RD QTR	2003 4TH QTR	2004 1ST QTR	2004 2ND QTR		6 MOS 2003	6 MOS 2004
ANNUITIES											
REVENUES											
Gross Premiums and Policy Fees	$ 6,415	$ 5,962	$ 5,883	$ 6,387	$ 6,864	$ 7,131	$ 7,628	$ 7,594		$ 12,270	$ 15,222
Reinsurance Ceded	-	-	-	-	-	-	-	-		-	-
Net Premiums and Policy Fees	6,415	5,962	5,883	6,387	6,864	7,131	7,628	7,594		12,270	15,222
Net investment income	56,759	58,223	58,442	57,780	54,660	53,450	51,588	51,523		116,222	103,111
RIGL - All Other Investments	363	(1,324)	27	11,206	8,582	2,918	6,004	290		11,233	6,294
Other income	2,060	1,922	1,941	2,075	2,368	2,361	1,785	1,555		4,016	3,340
Total Revenues	65,597	64,783	66,293	77,448	72,474	65,860	67,005	60,962		143,741	127,967
BENEFITS & EXPENSES											
Benefits and settlement expenses	48,466	50,193	52,986	51,339	48,385	45,245	46,046	44,456		104,325	90,502
Amortization of deferred policy acquisition costs	5,734	5,258	4,386	13,967	13,508	6,335	9,057	7,119		18,353	16,176
Amortization of goodwill	-	-	-	-	-	-	-	-		-	-
Other operating expenses	8,716	7,919	5,910	7,312	7,533	8,010	6,745	4,673		13,222	11,418
Total Benefits and Expenses	62,916	63,370	63,282	72,618	69,426	59,590	61,848	56,248		135,900	118,096
INCOME BEFORE INCOME TAX	2,681	1,413	3,011	4,830	3,048	6,270	5,157	4,714		7,841	9,871
Adjustments to Reconcile to Operating Income:											
Less: RIGL - All Other Investments	363	(1,324)	27	11,206	8,582	2,918	6,004	290		11,233	6,294
Add back: Related amortization of deferred policy acquisition costs	365	297	731	9,367	8,167	682	3,660	551		10,098	4,211
PRETAX OPERATING INCOME *	$ 2,683	$ 3,034	$ 3,715	$ 2,991	$ 2,633	$ 4,034	$ 2,813	$ 4,975		$ 6,706	$ 7,788
STABLE VALUE CONTRACTS											
REVENUES											
Gross Premiums and Policy Fees	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -		$ -	$ -
Reinsurance Ceded										-	-
Net Premiums and Policy Fees	-	-	-	-	-	-	-	-		-	-
Net investment income	61,725	62,840	58,532	59,090	56,441	59,041	64,033	66,666		117,622	130,699
RIGL - Derivatives	(2,338)	1,363	(661)	940	523	173	271	135		279	406
RIGL - All Other Investments	(4,028)	(2,314)	(6,041)	3,320	9,222	2,280	3,608	1,887		(2,721)	5,495
Other income	-	-	-	-	-	-	-	-		-	-
Total Revenues	55,359	61,889	51,830	63,350	66,186	61,494	67,912	68,688		115,180	136,600
BENEFITS & EXPENSES											
Benefits and settlement expenses	48,290	49,375	47,765	46,957	45,374	46,469	49,769	50,720		94,722	100,489
Amortization of deferred policy acquisition costs	581	563	599	519	542	619	761	803		1,118	1,564
Amortization of goodwill	-	-	-	-	-	-	-	-		-	-
Other operating expenses	1,431	1,568	1,030	1,516	1,002	1,801	1,804	1,217		2,546	3,021
Total Benefits and Expenses	50,302	51,506	49,394	48,992	46,918	48,889	52,334	52,740		98,386	105,074
INCOME BEFORE INCOME TAX	5,057	10,383	2,436	14,358	19,268	12,605	15,578	15,948		16,794	31,526
Adjustments to Reconcile to Operating Income:											
Less: RIGL-Derivatives	(2,338)	1,363	(661)	940	523	173	271	135		279	406
Less: RIGL-All Other Investments	(4,028)	(2,314)	(6,041)	3,320	9,222	2,280	3,608	1,887		(2,721)	5,495
PRETAX OPERATING INCOME *	$ 11,423	$ 11,334	$ 9,138	$ 10,098	$ 9,523	$ 10,152	$ 11,699	$ 13,926		$ 19,236	$ 25,625
ASSET PROTECTION											
REVENUES											
Gross Premiums and Policy Fees	$ 123,411	$ 114,947	$ 105,924	$ 104,153	$ 112,850	$ 118,276	$ 118,179	$ 115,354		$ 210,077	$ 233,533
Reinsurance Ceded	(52,683)	(42,546)	(44,152)	(44,026)	(52,128)	(56,128)	(63,106)	(62,120)		(88,178)	(125,226)
Net Premiums and Policy Fees	70,728	72,401	61,772	60,127	60,722	62,148	55,073	53,234		121,899	108,307
Net investment income	10,251	10,294	9,246	9,132	9,484	8,790	7,541	7,500		18,378	15,041
Realized investment gains (losses)	-	-	-	-	-	-	-	-		-	-
Other income	7,236	4,812	6,971	18,167	8,833	8,267	9,062	9,117		25,138	18,179
Total Revenues	88,215	87,507	77,989	87,426	79,039	79,205	71,676	69,851		165,415	141,527
BENEFITS & EXPENSES											
Benefits and settlement expenses	53,541	60,792	36,458	33,868	34,676	37,164	32,199	33,363		70,326	65,562
Amortization of deferred policy acquisition costs	15,738	20,402	18,483	21,425	19,838	20,574	19,956	17,522		39,908	37,478
Amortization of goodwill	-	-	-	-	-	-	-	-		-	-
Other operating expenses	20,352	30,758	21,806	22,372	19,413	17,389	14,918	14,595		44,178	29,513
Total Benefits and Expenses	89,631	111,952	76,747	77,665	73,927	75,127	67,073	65,480		154,412	132,553
INCOME BEFORE INCOME TAX	$ (1,416)	$ (24,445)	$ 1,242	$ 9,761	$ 5,112	$ 4,078	$ 4,603	$ 4,371		$ 11,003	$ 8,974

* "Pretax Operating Income" is a non-GAAP financial measure. "Income Before Income Tax" is a GAAP financial measure to which "Pretax Operating Income" may be compared.

PROTECTIVE LIFE CORPORATION
Stable Value Contracts and Asset Protection Data
(Dollar in thousands unless otherwise noted)
(Unaudited)

Draft
8/2/2004
Page 10

STABLE VALUE CONTRACTS

	2002 3RD QTR	2002 4TH QTR	2003 1ST QTR	2003 2ND QTR	2003 3RD QTR	2003 4TH QTR	2004 1ST QTR	2004 2ND QTR	6 MOS 2003	6 MOS 2004
SALES (millions)										
GIC	$ 92	$ 91	$ 219	$ 30	$ 25	$ 1	$ -	$ 39	$ 249	$ 39
GFA - Direct Institutional	0	300	25	0	0	353	0	1	25	1
GFA - Non registered	0	0	200	100	100	105	0	0	300	0
GFA - Registered - Institutional	0	0	0	0	0	450	300	0	0	300
GFA - Registered - Retail	0	0	0	0	0	0	222	68	0	290
Total	$ 92	$ 391	$ 444	$ 130	$ 125	$ 909	$ 522	$ 108	$ 574	$ 630
DEPOSIT BALANCE (thous)										
Quarter End Balance	$3,860,241	$4,018,552	$4,106,685	$4,214,470	$4,135,212	$4,676,531	$4,923,231	$4,921,166	$4,214,470	$4,921,166
Average Daily Balance	$3,973,202	$4,112,986	$4,035,367	$4,153,071	$4,147,034	$4,424,234	$4,851,592	$5,062,014	$4,094,474	$4,956,987
OPERATING SPREAD	1.17%	1.12%	0.93%	1.01%	0.95%	0.95%	1.00%	1.13%	0.97%	1.06%

ASSET PROTECTION

	2002 3RD QTR	2003 4TH QTR	2003 1ST QTR	2003 2ND QTR	2003 3RD QTR	2004 4TH QTR	2004 1ST QTR	2004 2ND QTR	6 MOS 2003	6 MOS 2004
SALES										
Credit	$ 48,297	$ 37,990	$ 45,642	$ 51,168	$ 53,418	$ 48,024	$ 50,524	$ 59,035	$ 96,810	$ 109,559
Service Contracts	57,754	40,729	38,709	53,869	59,421	52,811	44,275	54,861	92,578	99,136
Other	25,547	28,150	17,386	23,650	18,410	9,905	8,873	8,941	41,036	17,814
Total	$ 131,598	$ 106,869	$ 101,737	$ 128,687	$ 131,249	$ 110,740	$ 103,672	$ 122,837	$ 230,424	$ 226,509

PROTECTIVE LIFE CORPORATION
Corp & Other Segment - Quarterly Earnings Trends
(Dollars in thousands)
(Unaudited)

	2002 3RD QTR	2002 4TH QTR	2003 1ST QTR	2003 2ND QTR	2003 3RD QTR	2003 4TH QTR	2004 1ST QTR	2004 2ND QTR	6 MOS 2003	6 MOS 2004
REVENUES										
Gross Premiums and Policy Fees	$ 18,062	$ 17,828	$ 15,677	$ 13,973	$ 13,563	$ 13,294	$ 12,534	$ 12,550	$ 29,650	$ 25,084
Reinsurance Ceded	(4,634)	(4,012)	(2,601)	(810)	(589)	(229)	(346)	(337)	(3,411)	(683)
Net Premiums and Policy Fees	13,428	13,816	13,076	13,163	12,974	13,065	12,188	12,213	26,239	24,401
Net investment income	12,549	15,192	12,647	16,707	8,627	21,302	24,851	22,577	29,354	47,428
RIGL - Derivatives	6,591	831	(4,219)	3,394	(9,571)	21,971	4,812	8,605	(825)	13,417
RIGL - All Other Investments	5,771	2,653	4,836	14,998	9,238	(2,522)	7,015	(3,100)	19,834	3,915
Other income	953	691	1,520	1,216	1,686	2,276	4,712	4,075	2,736	8,787
Total Revenues	39,292	33,183	27,860	49,478	22,954	56,092	53,578	44,370	77,338	97,948
BENEFITS & EXPENSES										
Benefits and settlement expenses	14,956	12,470	12,223	37,942	12,217	16,953	14,256	15,898	50,165	30,154
Amortization of deferred policy acquisition costs	1,856	7,306	1,326	1,385	1,748	1,085	1,090	1,207	2,711	2,297
Amortization of goodwill	0	0	0	0	0	0	0	0	0	0
Other operating expenses	16,742	20,284	18,368	20,205	21,957	25,889	26,975	23,986	38,573	50,961
Total Benefits and Expenses	33,554	40,060	31,917	59,532	35,922	43,927	42,321	41,091	91,449	83,412
INCOME BEFORE INCOME TAX	5,738	(6,877)	(4,057)	(10,054)	(12,968)	12,165	11,257	3,279	(14,111)	14,536
Adjustments to Reconcile to Operating Income:										
Less: RIGL-Derivatives	6,591	831	(4,219)	3,394	(9,571)	21,971	4,812	8,605	(825)	13,417
Less: RIGL-All Other Investments	5,771	2,653	4,836	14,998	9,238	(2,522)	7,015	(3,100)	19,834	3,915
Add back: Derivative Gains related to Corporate Debt and Investments	5,234	6,403	5,634	5,885	4,786	4,782	4,875	5,354	11,519	10,229
PRETAX OPERATING INCOME *	$ (1,390)	$ (3,958)	$ 960	$ (22,561)	$ (7,849)	$ (2,502)	$ 4,305	$ 3,128	$ (21,601)	$ 7,433

* "Pretax Operating Income" is a non-GAAP financial measure. "Income Before Income Tax" is a GAAP financial measure to which "Pretax Operating Income" may be compared.